FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

12 August 2014

Notification of Transactions by Persons Discharging Managerial Responsibilities and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

On 11 August 2014, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in London under the HSBC fixed pay allowance arrangements (the "FPA Arrangements"). Awards comprise part of the relevant employees' fixed remuneration for 2014.  Awards were granted based on the 8 August 2014 closing Share price of £6.2750.

Pursuant to the FPA Arrangements, the Awards vest in full on the date of grant. 20 per cent of the net number of Shares issued on the vesting of each Award are subject to retention until March 2015, with the remaining 80 per cent subject to retention until March 2020.

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £6.2606 per Share	Net Shares vesting
Stuart Gulliver	135,458	63,666	71,792
Iain Mackay	75,697	35,578	40,119
Marc Moses	75,697	35,578	40,119

Other Persons Discharging Managerial Responsibilities

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £6.2606 per Share	Net Shares vesting
Ann Almeida	56,573	26,590	29,983
Samir Assaf	240,318	112,950	127,368
Peter Boyles	34,003	13,435	20,568
Simon Cooper	29,960	13,483	16,477
Irene Dorner	53,310	29,758	23,552
John Flint	57,848	26,032	31,816
Pam Kaur	17,848	8,389	9,459
Alan Keir	47,729	22,433	25,296
Stuart Levey	72,031	33,855	38,176
Antonio Losada	47,370	13,027	34,343
Sean O'Sullivan	65,577	30,822	34,755
Peter Wong	121,303	18,196	103,107

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 12 August 2014